SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No.4)*

                       Ampal-American Israel Corporation
                       ---------------------------------
                                (Name of Issuer)

                    Class A Stock, par value $1.00 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                  032015 10 9
                                  -----------
                                 (CUSIP Number)

                                Yosef A. Maiman
                                  Ohad Maiman
                                   Noa Maiman
                            Y.M. Noy Investments Ltd.
                           33 Havazelet Hasharon St.
                             Herzliya, Israel 46105
                                 972-9-9501735
                                 -------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 14, 2003
                               -----------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 2 of 21
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Yosef A. Maiman
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS
     BK, PF, AF
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel and Peru
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              11,710,182 (1)(2)
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           11,710,182 (1)(2)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,710,182 (1)(2)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.56%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

(1) As more fully described in this Statement, Y.M. Noy Investments Ltd. ("Noy") is the holder of 11,678,932 shares (the "Shares") of Class A Stock, par value $1.00 per share (the "Class A Stock"), of Ampal-American Israel Corporation ("Issuer"). The Shares represent approximately 59.4% of the Class A Stock of Issuer. Yosef A. Maiman ("Mr. Maiman") owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman).

(2) On August 16, 2002, Mr. Maiman was granted 250,000 stock options (the "Options") to purchase 250,000 shares of Class A Stock at $3.12 per share, of which 15,625 of such Options vested on each of November 16, 2002 and February 16, 2003 and the remaining Options vest in equal installments of 15,625 shares on the 16th day of the month of every three month period thereafter. As of the date hereof, Mr. Maiman has not exercised any of the Options. Each of Noy, Ohad Maiman and Noa Maiman disclaim beneficial ownership of the Options and this statement on Schedule 13D shall not be construed as an admission that such reporting persons are, for the purposes of Section 13(d) and Section 13(g) of the Act, the beneficial owner of such Options.

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 3 of 21
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Ohad Maiman
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS
     BK, PF, AF
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              11,678,932 (1)
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           11,678,932 (1)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,678,932 (1)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.4%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 4 of 21
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Noa Maiman
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS
     BK, PF, AF
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              11,678,932 (1)
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           11,678,932 (1)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,678,932 (1)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.4%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 5 of 21
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Y.M. Noy Investments Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS
     BK, PF, AF
_____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              11,678,932 (1)
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           11,678,932 (1)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,678,932 (1)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.4%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 6 of 21

     This statement constitutes Amendment No. 4 ("Amendment No. 4") to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by the Reporting Persons in connection with the ownership of the Class A stock, $1.00 par value (the "Class A Stock"), of Ampal-American Israel Corporation, a New York corporation (the "Issuer"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

     From December 2, 2002 through February 14, 2003, Noy acquired an aggregate of 116,900 shares of Class A Stock, in open market transactions, for an aggregate purchase price of approximately $293,643.30 (inclusive of broker commissions), pursuant to a Purchase Plan (as described in Item 4 below). Pursuant to the Purchase Plan, Noy may continue to acquire shares through April 14, 2003.

     The acquisition of the shares was financed principally through bank financing obtained by Noy from Bank Leumi LeIsrael B.M. (the "Bank"). The Reporting Persons executed an Additional Supplement to the General Terms and Amendment to the Supplement to the General Terms, dated as of January 9, 2003 (the "Additional Supplement"), pursuant to which, among other things, the Bank extended a one-year line of credit to Noy in the aggregate amount of $2.5 million at an interest rate of 1.5% per annum higher than the Base Rate (as defined therein). Pursuant to the Additional Supplement, Noy may borrow approximately 90% of the purchase price of the shares purchased through the Purchase Plan. Additionally, any borrowed funds that have not been repaid at the expiration of the term will be converted into a term loan and will be due and payable on April 25, 2007 subject to the terms and conditions set forth in the Additional Supplement. The repayment of this credit facility is personally guaranteed by Mr. Maiman as set forth in the Appendix to the Document of Perpetual Guarantee, dated as of January 9, 2003 (the "Appendix to the Guarantee").

     The English translations or summaries of the original Hebrew language Additional Supplement and Appendix to the Guarantee are filed as Exhibits 1 and 2, respectively, to this Amendment No. 4 to the Schedule 13D and are incorporated herein by reference. The descriptions of the Additional Supplement and Appendix to the Guarantee set forth in this Schedule 13D are qualified in their entirety by reference to the full text thereof.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

     From December 2, 2002 through February 14, 2003, Noy acquired 116,900 shares of Class A Stock pursuant to the terms, conditions and restrictions set forth in a Stock Purchase Plan, dated October 14, 2002 (the "Purchase Plan"), between Noy and Bear, Stearns & Co. Inc. The Purchase Plan was entered into in accordance with the requirements of Rule 10b5-1(c)(1) and provides for purchases to be made consistent with Rule 10b-18 under the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

     (a), (b) Based on 19,661,966 shares of Class A Stock of the Issuer outstanding as of November 8, 2002 (as set forth in Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002), Noy owns 11,678,932 shares of Class A Stock representing approximately 59.4% of the issued and outstanding Class A Stock of the Issuer.

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 7 of 21

     (b) Noy has the sole power to vote or direct the vote or to dispose or to direct the disposition of 11,678,932 shares of Class A Stock.

     Subject to the matters described in this Item 5, none of the Reporting Persons beneficially owns any shares of Class A Stock other than the 11,678,932 shares of Class A Stock.

     On August 16, 2002, Mr. Maiman was granted 250,000 stock options (the "Options") to purchase 250,000 shares of Class A Stock at $3.12 per share, of which 15,625 of such Options vested on each of November 16, 2002 and February 16, 2003 and the remaining Options vest in equal installments of 15,625 shares on the 16th day of the month of every three month period thereafter. As of the date hereof, Mr. Maiman has not exercised any of the Options. Each of Noy, Ohad Maiman and Noa Maiman disclaim beneficial ownership of the Options and this statement on Schedule 13D shall not be construed as an admission that such reporting persons are, for the purposes of Section 13(d) and Section 13(g) of the Act, the beneficial owner of such Options.

     Mr. Maiman owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman). Mr. Maiman by virtue of his ownership of one third of the voting shares of Noy and the option to acquire the remaining voting shares of Noy may be deemed to share with Noy the power to vote or direct the vote and to dispose of or to direct the disposition of all of the Shares of Class A Stock beneficially owned by Noy. Ohad Maiman and Noa Maiman each by virtue of their respective ownership of one-third of the voting shares of Noy may be deemed to share with Noy the power to vote or direct the vote and to dispose or direct the disposition of all of the shares beneficially owned by Noy.

     (c) Other than as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the shares of Class A Stock during the past 60 days.

Item 7. Material to be filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

     Exhibit 1. Summary English Translation of the original Hebrew language Additional Supplement to the General Terms and Amendment to the Supplement to the General Terms, dated as of January 9, 2003, executed by Y.M. Noy Investments Ltd., Yosef A. Maiman, Ohad Maiman, and Noa Maiman.

     Exhibit 2. Summary English Translation of the original Hebrew language Appendix to the Document of Perpetual Guarantee, dated as of January 9, 2003, executed by Yosef A. Maiman.

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 8 of 21

                                   Signatures


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 20, 2003

                                /s/ Yosef A. Maiman
                                -----------------------
                                Yosef A. Maiman


                                Y.M. NOY INVESTMENTS LTD.

                                By:/s/ Yosef A. Maiman
                                   --------------------------
                                     Name:  Yosef A. Maiman
                                     Title: Chairman of the Board
                                            of Directors


                                /s/ Ohad Maiman
                                -----------------------
                                Ohad Maiman


                                /s/ Noa Maiman
                                -----------------------
                                Noa Maiman

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 9 of 21

                                 EXHIBIT INDEX

Exhibit No.             Description
----------              -----------

1. Summary English Translation of the original Hebrew language Additional Supplement to the General Terms and Amendment to the Supplement to the General Terms, dated as of January 9, 2003, executed by Y.M. Noy Investments Ltd., Yosef A. Maiman, Ohad Maiman, and Noa Maiman.


2. Summary English Translation of the original Hebrew language Appendix to the Document of Perpetual Guarantee, dated as of January 9, 2003, executed by Yosef A. Maiman.

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                             Page 10 of 21

                                                                      Exhibit 1

Date: January 9, 2003

To: Bank Leumi Le-Israel B.M. (hereinafter: the "Bank")

Gentlemen:

         ADDITIONAL SUPPLEMENT TO THE GENERAL TERMS AND AMENDMENT TO THE
                SUPPLEMENT TO THE GENERAL TERMS OF APRIL 25, 2002

Whereas the undersigned, Y.M. Noy Investments Ltd. (hereinafter: the "Clients"), have received from the Bank credit (hereinafter: the "Credits") for the purpose of partial financing of the purchase of 11,444,112 Class A shares valued at $1 each in Ampal - American Israel Corporation (hereinafter: "Ampal") (hereinafter: the "Purchased Shares"), pursuant to the General Terms for opening a credit account in foreign currency and in Israeli currency which have been and/or shall be signed by us (hereinafter: the "Management Terms") and additional documents, dated April 25, 2002, which were signed by the Clients;

And whereas the Clients have generated, in favor of the Bank, an encumbrance on all of the Purchased Shares and the rights in respect thereof, all as set forth in a secured promissory note / deed of pledge (pledging shares and the rights in respect thereof) dated April 25, 2002 (hereinafter: the "Promissory Note") and the certificate in respect of the aforementioned shares has been deposited in a securities deposit, in the name of the Clients, at the Central (Tel Aviv) branch
(800) of the Bank, Account No. ____ (hereinafter: the "Aforementioned
Securities Deposit");

And whereas, in addition to the Credits, the Clients have asked the Bank to provide them with an additional credit framework, for the purpose of partial financing of purchases, by the Clients, of additional Class A shares in Ampal, valued at $1 each, which have been and shall be made by the Clients on the applicable stock exchange, from time to time, at the discretion of the Clients, by and no later than 12 months from the date of this document, at a price which shall not exceed $4.50 per share (the shares which have been and shall be purchased as set forth above, or any part thereof, shall be referred to hereinafter as the "Additional Shares");

And whereas the Bank has agreed to provide the Clients with the Additional Credit, subject to the terms set forth in this document below and to the Amendment to the Supplement as set forth in this document below;

And whereas the Clients confirm that all of that set forth in the Supplement (as it shall be amended in this document below) and in all of the other documents which have been signed for the Bank in connection with the Credits shall apply, mutatis mutandis, to the Additional Credit and the Additional Shares, all subject to that set forth in this document;

And whereas the Clients confirm that all of the collateral which shall be generated in favor of the Bank as set forth in this document below shall also be used to secure the Credits and all of the debts and obligations of the Clients vis-a-vis the Bank pursuant to the Credit Agreement, as this term is defined in the Supplement (hereinafter: the "Credit Agreement");

Now therefore the Clients do hereby agree, undertake and declare as follows:

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 11 of 21

1. The Preamble to this document constitutes an integral part hereof and one of the terms hereof.

2.   Definitions

     2.1 The "Additional Credit Framework" and/or the "Additional Credit" - This term shall include all of the credits which have been and shall be made available to the Clients for the purpose of partial financing of the purchase, by the Clients, of the Additional Shares (principal, interest, commissions and additional amounts) in accordance with that set forth in Section 3 below, and any credit which has been and shall be made available for the purpose of repayment of said credits, in whole or in part.

     2.2 The "Additional Credit Agreement" - This term, in this document, shall refer to the Management Terms, the Supplement (with the amendments detailed in this document, mutatis mutandis, and subject to that set forth in this document), the applications for the provision of the Credits which have been and/or shall be signed by the Clients in connection with the Additional Credit.

     2.3 The "Unsettled Balance of the Additional Credit" - This term shall refer, at any time, to the Unsettled Balance of the principal of the Additional Credit, along with amounts of interest and commissions which have accrued up to that time and have not yet been debited to the Additional Credit account, as well as such amounts which have come due and have not yet been paid.

3.   The Additional Credit and the Terms Thereof

     3.1 The Additional Credit Framework shall be in the amount of 2,500,000 (two million five hundred thousand) United States dollars, and it shall remain valid for twelve months from the date of signature of this document (hereinafter: the "Expiry Date"). To preclude all doubt, it is hereby clarified that, following the Expiry Date, the Additional Credit Framework shall become null and void, even if it has not been entirely utilized, for any reason whatsoever.

     3.2 The utilization of credit from the Additional Credit Framework shall take place subject to the existence of the following cumulative conditions:

          The Clients shall be entitled to demand that the Bank, from time to time, provide them with credit from the Additional Credit Framework, after the Clients shall have purchased Additional Shares at a price which shall not exceed $4.50 per share, and in a total amount which shall not be less than 100,000 United States dollars each time. The credit shall be made available against the encumbrance of the aforementioned Additional Shares in favor of the Bank, the aforementioned Additional Shares then being owned by the Clients and free of any third party rights, and against the deposit of the aforementioned Additional Shares - together with the share certificates, in the name of the Clients, in respect of the aforementioned Additional Shares - to the credit of the Aforementioned Securities Deposit, and against the provision to the Bank of confirmation in writing by the broker through whom the purchase of said Additional Shares was implemented, provided that said broker shall be acceptable to the Bank (hereinafter: the "Confirmation by the Broker"), including the details of the Additional Shares purchased and the purchase price thereof.

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 12 of 21

          The amount of the credit which shall be made available, as set forth above, from the Additional Credit Framework shall be equal to 89.1% of the purchase price of said Additional Shares, as shall be reflected in the Confirmation by the Broker.

     3.3 Any credit from the Additional Credit Framework shall be made available pursuant to the following terms:

          3.3.1 The credit shall be made available in United States dollars, for the period up to the Expiry Date.

          3.3.2 The interest on the credit shall be at a rate 1.5% per annum higher than the Base Interest, as this term shall be defined below. The interest shall be calculated each month or every three months (hereinafter: the "Interest Period"), at the request of the Clients prior to the provision of the credit, shall accrue to the principal of the credit each Interest Period, and shall itself bear interest.

     3.4 On the Expiry Date, the Bank shall make available the Unsettled Balance of all of the credits from the Additional Credit Framework which were made available to the Clients up to that date, as a single Additional Credit, according to the terms set forth below, and the consideration of said credit shall serve for repayment of the Unsettled Balance of all of the credits from the Additional Credit Framework which were made available up to that date:

          3.4.1 The credit shall be made available in United States dollars, for the period up to April 25, 2007, at a rate 1.5% per annum higher than the Base Interest, as this term shall be defined below.

          3.4.2 The principal of the aforesaid credit shall be repaid in a single installment at the end of the credit period.

          3.4.3 The interest shall be repaid every three months, starting three months from the date of provision of the credit.

     3.5  25% of any credit which shall be made available pursuant to this
          Section 3 - that is, 25% of any credit which shall be made available from the Additional Credit Framework, or, following the provision of the credit as set forth in Section 3.4 above, 25% of the credit as set forth in Section 3.4 above - plus the amounts of interest and commissions in respect of 25% of the aforementioned credit, shall be referred to hereinafter as: the "Special Additional Credit".

     3.6  75% of any credit which shall be made available pursuant to this
          Section 3 - that is, 75% of any credit which shall be made available from the Additional Credit Framework, or, following the provision of the credit as set forth in Section 3.4 above, 75% of the credit as set forth in Section 3.4 above - plus the amounts of interest and commissions in respect of 75% of the aforementioned credit, shall be referred to hereinafter as: the "Ordinary Additional Credit".

     3.7 In this document, the term "Base Interest" shall refer to the interest rate which is considered by the Bank, as at the date of provision of the Additional Credit or any part thereof, to represent the cost to the Bank (before any additional margin) for the purpose of provision of the requested credit (in the requested amount, of the requested type, and for the requested

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 13 of 21

          period), as set cost shall be determined by the Bank, at its discretion, and this interest rate shall be brought to the attention of the Clients on the date of provision of the Additional Credit or any part thereof.

          It is hereby clarified that the above applies both to credit which bears interest at a fixed rate and to credit which bears interest at a variable rate. Moreover, it is hereby clarified that the Clients shall be entitled to ask the Bank to provide the credit at a fixed rate of interest or at a variable rate of interest, at the discretion of the Clients. Should the credit be made available at a variable interest rate - that is, an interest rate which shall be stipulated as a fixed margin above the LIBOR interest rate, as this term is defined in the Management Terms - the rate of the aforesaid margin shall be stipulated on the date of provision of that credit, in accordance with the principles set forth in the opening passage of this Section and in Sections 3.3.2 and 3.4.1 above, and the number of percentage points of this margin above the LIBOR interest rate shall not vary throughout the period of that credit.

          For example: If, on the date of provision of the credit, the rate of the Base Interest is LIBOR +1.1% per year, the interest on the credit will be at the rate of LIBOR +2.6% per year, and the aforementioned interest rate shall vary only to the extent that the LIBOR varies, but the margin of 2.6% as set forth above shall remain constant.

4. Additional Terms for the Provision of the Additional Credit Framework and/or the Additional Credit or Any Part Thereof

     4.1 All of the terms for provision of the Credits as set forth in Section 4 of the Supplement shall also apply, mutatis mutandis, to the provision of the Additional Credit Framework and/or the Additional Credit or any part thereof, with the following changes:

          4.1.1 The closing passage of Section 4.2 shall not apply.

          4.1.2 Section 4.6 of the Supplement shall not apply.

          4.1.3 Section 4.7 of the Supplement shall be replaced by the following:

               "The balance of the cost of purchase of the Additional Shares (in the amount of 10.9%) shall be financed by equity capital of the Clients, which shall be provided by the Shareholders to the Clients against paid-up share capital in the Clients, and/or by way of provision of shareholders' loans which shall be deferred until after the settlement of all the amounts which are and shall become due to the Bank in respect of and/or in connection with the Additional Credit Agreement and/or in respect of and/or in connection with the Credit Agreement, as this term is defined in the Supplement and as amended in this document."

     4.2 In addition, and without derogating from that set forth in Section 4.1 above, the collateral as set forth in Section 7 below shall be generated and/or amended in favor of the Bank.

5.   Early Repayment of the Additional Credit

     5.1 That set forth in Section 5 of the Supplement with regard to early repayment shall also apply, mutatis mutandis, to the Additional Credit Framework, subject to that set forth below:

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 14 of 21

          5.1.1 Sections 5.1.4 and 5.1.5 of the Supplement shall not apply.

          5.1.2 In addition to the amounts set forth in Section 5.1.2 of the Supplement, the Clients shall pay the bank the amount which, in the opinion of the Bank, shall compensate the Bank for any and all damage which shall be incurred by it as a result of the early repayment of the Additional Credit or any part thereof.

     5.2 Section 5.1.6.1 of the Supplement shall be amended in such a way that any reference in that section to the credit as set forth in Section
          3.1 of the Supplement shall be deemed to also include the Special Additional Credit. Section 5.1.6.2 of the Supplement shall be amended in such a way that any reference in that section to the credit as set forth in Section 3.2 or Section 3.3 of the Supplement shall be deemed to also include the Ordinary Additional Credit.

     5.3 The Clients undertake that, in any case of early repayment of the entire Unsettled Balance of the Credits - which, to preclude all doubt, shall be implemented pursuant to the terms of early repayment set forth in the Supplement - the Clients, on the date of said early repayment, shall also repay the entire Unsettled Balance of the Additional Credit, pursuant to the terms of early repayment set forth in this document; and the Additional Credit Framework, should it be valid at that time, shall become null and void.

6.   Commissions and Additional Amounts

     In respect of the Additional Credit, the Bank shall be paid commissions and additional amounts as set forth below, in addition to the commissions which are customary at the Bank in connection with the provision and management of credits and collateral of the type set forth in this document.

     In addition, and to preclude all doubt, the commissions and the additional amounts as set forth in this Section shall be in addition to the commissions and the additional amounts which have been and/or shall be paid by the Clients to the Bank as set forth in the documents which were signed by the Clients for the Bank in connection with the Credits.

     6.1 On the date of signature of this document, a commission in the amount of 15,000 United States dollars shall be paid to the Bank in respect of the drafting of documents.

     6.2 A commitment in respect of undertaking, in the amount of 0.2% per annum of the unutilized Additional Credit Framework.

          The aforementioned commission shall be paid by the Clients to the Bank in advance, each quarter, starting on the date of signature of this document. Payment shall be made in accordance with the Unsettled Balance of the Additional Credit Framework, as it shall be on the date of payment.

          On the Expiry Date, the Bank shall perform a calculation and shall credit, if necessary, the Clients' account at Branch 800 of the Bank with that part of the amount of the aforementioned commission which was paid in respect of credit utilized from the Additional Credit Framework, in respect of the period starting on the date of utilization of that credit and ending on the last day of the quarter in which that credit was made available.

7.   Collateral

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 15 of 21

     7.1 All of the collateral set forth in the Supplement shall also serve to secure all of the amounts which are and shall be due to the Bank from the Clients in respect of and/or in connection with the Additional Credit Agreement. Accordingly, as a prerequisite for the provision of the Additional Credit Framework, the Clients shall sign, in favor of the Bank, all of the documents, if any, which shall be required, at the discretion of the Bank, for the purpose of amendment of the documents in connection with the aforesaid collateral.

     7.2  As set forth in Section 7.1 above, Mr. Maiman's guarantee pursuant to
          Section 7.6 of the Supplement shall also serve to secure all of the amounts which are and shall be due to the Bank from the pursuant to the Additional Credit Agreement.

          Notwithstanding that set forth above, that set forth in Section 7.6 of the Supplement, in the matter of the Bank's right to demand of Mr. Yosef Maiman, in accordance with his guarantee as aforesaid, any amount whatsoever in respect of the principal of the Credit as set forth in Section 3.1 of the Supplement shall also apply to the principal of the Special Additional Credit.

          In addition, Section 7.6 of the Supplement shall be amended in such a way that any reference in said Section 7.6 to the encumbrance of the Purchased Shares shall also include the encumbrance on all of the Additional Shares, and each of the individual encumbrances as set forth above with regard to the Purchased Shares and all of the Additional Shares.

     7.3 The definitions of the letters A and D as set forth in Section 4.6 of the Supplement shall be amended with regard to Sections 7.6 and 11.4 of the Supplement, as follows:

          7.3.1 The definition of the letter A shall also include the entire Unsettled Balance of the Special Additional Credit, as it shall be at any time (principal, interest and commissions which shall have accrued up to that time and have not yet been debited to the Additional Credit account, as well as such amounts which have come due and have not yet been paid.

          7.3.2 The definition of the term "the Relevant Purchased Shares", which is included in the definition of the letter D, shall be amended in such a way as to also include the Additional Shares, as this term is defined in this document, and/or Ampal shares which shall be distributed and/or issued in their stead, as well as Ampal shares which shall be distributed and/or issued in respect of the Additional Shares and/or the aforementioned shares in their stead, as these shall be as at the relevant date.

     7.4 In order to secure the credits and all of the debt and obligations of the Clients vis-a-vis the Bank pursuant to the Credit Agreement, and in order to secure the Additional Credit, a first-degree fixed charge, unlimited in amount, on all of the Additional Shares - said Additional Shares then being owned by the Clients and free of any third party rights - shall be generated in favor of the Bank and signed by the Clients, prior to the provision of any amount on account of the Additional Credit. The charge shall be generated pursuant to the wording and the terms set forth in the Promissory Note, as it has been or shall be amended in accordance with that set forth in this document.

8. The Supplement shall be amended in such a way that, wherever the Supplement shall make reference to shareholders' loans which shall be deferred until after the settlement of all the amounts

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 16 of 21

     which are and shall become due to the Bank pursuant to the Credit Agreement, said shareholders' loans shall also be deferred until after the settlement of all the amounts which are and shall become due to the Bank pursuant to the Additional Credit Agreement.

9.   Demand for Immediate Payment

     Upon the occurrence of one or more of the events set forth in Section 11 of the Supplement and/or set forth in Section 22 of the Management Terms (subject to the changes set forth in Section 11 of the Supplement), the Bank shall be entitled to demand the immediate payment of the entire Unsettled Balance of the Additional Credit, along with any amount which, in the opinion of the Bank, shall compensate the Bank for any and all damage which shall be incurred by it as a result of the immediate payment as set forth above; and that set forth in the second paragraph of Section 11 of the Supplement shall not apply to the Additional Credit.

10.  Terminating Condition

     To preclude all doubt, it is hereby clarified that, without derogating from that set forth in Section 12 of the Supplement with regard to the Additional Credit, upon the occurrence of the events set forth in that section, the Bank shall be entitled to terminate the Additional Credit Framework.

11. Section 13.9 of the Supplement shall be amended in such a way that any reference to Credits shall also include the Additional Credit.

12. That set forth in this document, and in the documents which shall be assigned in accordance herewith, is in addition to that set forth in the Supplement and in any other document which has been signed by the Clients for the Bank; and nothing set forth herein shall notify or shall derogate from the Supplement, unless expressly so stipulated. It is hereby clarified that any reference to the Supplement, in any document whatsoever, shall be deemed to constitute a reference to the Supplement as amended in this document.

13. The Company is aware that, as of the date of signature of this document, the ratio between A and D is 0.63, and that the act of making available the Additional Credit by the Bank and/or of refraining to take action by the Bank against the Company in respect of the aforementioned ratio does not constitute consent to non-compliance with any of the terms of the Credit Agreement and/or of the terms of the Additional Credit Agreement, and does not constitute a waiver of any of the Bank's rights pursuant to the aforementioned Credit Agreement and/or the aforementioned Additional Credit Agreement and/or under any law.

14. This document shall enter into force provided that, by and no later than January 31, 2003, this document shall be produced to the Bank, signed by the Clients and the Shareholders as set forth below, and provided that the commissions as set forth in this document shall have been paid to the Bank.

In witness whereof we have affixed our signatures:

[Stamp]       [Three signatures]

Y.M. NOY INVESTMENTS LTD.

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 17 of 21

We the undersigned, Yosef Maiman, Ohad Maiman and Noa Maiman, agree to that set forth in this document above, declare as set forth in the Supplement in all matters related to the Additional Credit, and undertake to act as set forth in this document and in the Supplement.

/s/ Yosef Maiman            /s/ Ohad Maiman             /s/ Noa Maiman
---------------------       -------------------         ------------------
Yosef Maiman                Ohad Maiman                 Noa Maiman

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 18 of 21

                                                                       Exhibit 2

                APPENDIX TO THE DOCUMENT OF PERPETUAL GUARANTEE,
                              UNLIMITED IN AMOUNT,
             WHICH WAS SIGNED ON APRIL 25, 2002 BY MR. YOSEF MAIMAN
    (hereinafter: the "GUARANTOR") TO SECURE ALL OF THE DEBTS AND OBLIGATIONS
           OF Y.M. NOY INVESTMENTS LTD. (hereinafter: the "COMPANY")
             TO BANK LEUMI LE-ISRAEL B.M. (hereinafter: the "BANK")
           (hereinafter: the "GUARANTEE DOCUMENT" or the "GUARANTEE")


1. Pursuant to the Guarantee Document, the following is hereby agreed, as an integral part of the terms of the Guarantee:

     1.1 In Section 1 of the Guarantee Document, the definition of the term "the Secured Amounts" shall be replaced by the following definition:
          "All of the amounts - whether in New Israel Shekels or in foreign currency or foreign currency equivalent - principal, any interest, linkage differentials or rate of exchange differentials, if any, as a result of linkage of the principal and/or the interest to any rate of exchange or to the Consumer Price Index or to any other index, commission, bank charges, the Additional Amounts and expenses of any type and kind - which are due or shall be due or are likely to be due to the Bank from the Company, on account of, in respect of or in connection with:

          1.1.1 The Credits, as this term is defined in the document entitled "Supplement to the General Terms", which was signed by the Company on April 25, 2002 (hereinafter: the "Supplement"), all as set forth in the Credit Agreement, as this term is defined in the Supplement and as amended in the Additional Supplement, and as set forth in any other document which has been and/or shall be signed by the Company in connection with the aforementioned Credits.

          1.1.2 The Additional Credit, as this term is defined in the document entitled "Additional Supplement to the General Terms and Amendment to the Supplement to the General Terms of April 25, 2002", which was signed by the Company on January 9, 2003 (hereinabove and hereinafter: the "Additional Supplement"), all as set forth in the Additional Credit Agreement, as this term is defined in the Additional Supplement, and as set forth in any other document which has been and/or shall be signed by the Company in connection with the aforementioned Additional Credit.

          The above shall apply whether or not the aforementioned amounts, in whole or in part, have been formulated in the rulings of a court or tribunal, and whether or not the due date thereof has been reached.

     1.2 Notwithstanding that set forth in the Guarantee Document, as amended in Section 1.1 above, the Bank shall not be entitled to demand from the Guarantor any amounts which are due and/or which shall be due to the Bank from the Company in respect of the principal of the Credit which is mentioned in Section 3.1 of the Supplement (hereinafter: the "Aforementioned Credit") or in respect of the principal of the Special Additional Credit, as this term is defined in the Special Supplement (hereinafter: the "Special Additional Credit"), unless one or more of the events set forth below takes place:

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 19 of 21

          1.2.1 Should the Company and/or the Shareholders, as this term is defined in the Supplement, and/or any thereof, and/or the replacements thereof and/or anyone on their behalf and/or on the behalf of any thereof, raise any contentions against the validity of any of the encumbrances on the Purchased Shares, as this term is defined in the Supplement, and/or on the Additional Shares, as this term is defined in the Additional Supplement, and/or on the Aforementioned Securities Deposit, as this term is defined in the Supplement, which have been and/or shall be generated in favor of the Bank in accordance with that set forth in the Supplement and/or in the Additional Supplement (hereinafter: the "Aforementioned Encumbrances") and/or against the exercise of any of the Aforementioned Encumbrances, in whole or in part and/or against the right to exercise, or to obtain settlement from, any of the Aforementioned Encumbrances, or in any case where the Bank shall be required to refund the consideration obtained from the exercise of any of the Aforementioned Encumbrances, in whole or in part, and in any case where any contentions as set forth above shall be raised by any receiver, liquidator, trustee and the like or by any third party whatsoever, and where a competent court shall determine that any of the Aforementioned Encumbrances is not valid or cannot be exercised, in whole or in part, and in any case where any contention shall be raised against the payment of monies on account of the repayment of the Credits and or the Additional Credit which have been and/or shall be made available by the Bank to the Company in accordance with that set forth in the Supplement and/or in the Additional Supplements, and/or where the Bank shall be required and/or shall be obligated to refund such moneys.

          1.2.2 Should any event of those set forth in Sections 11.4.1 and/or
               11.4.2 of the Supplement take place, or should the ratio between A and D be equal to 0.48, for 10 consecutive trading days of Class A Ampal Shares on NASDAQ, provided that the amounts which the Guarantor shall be required to pay, pursuant to this subsection, shall not exceed the amounts which shall bring the ratio between A and C to 0.32 and the ratio between A and D to
               0.42. (For the purposes of this document, the meaning of the letters A, C and D shall be that assigned to said letters in
               Section 4.6 of the Supplement, as amended (with regard to the letters A and D) in the Additional Supplement.)

          1.2.3 Should the payments from Ampal, in contrast to this forth in
               Section 9 of the Supplement, not be transferred to the Company for the purpose of making payment on account of its debts and obligations to the Bank, provided that the amounts which the Guarantor shall be required to pay, pursuant to this subsection, shall not exceed the total amount of the payments which were not transferred as set forth above.

     1.3  To preclude all doubt, it is hereby clarified that that set forth in
          Section 1.2 above refers solely and exclusively to the Bank's right to demand that the Guarantor make settlement of amounts in respect of the principal of the Aforementioned Credit and in respect of the principal of the Special Additional Credit, and that set forth in Section 1.2 above does not and shall not derogate from the Bank's rights, and/or does not and shall not limit, in any way whatsoever, the Bank's right to demand that the Guarantor make settlement in respect of all of the other amounts (such as interest, commissions and other expenses) which are and shall be due to it from the Company in respect of the Aforementioned Credit and/or in respect of the Special Additional Credit. In addition, that set forth above does not and shall not derogate from the Bank's rights, and/or does not and shall not limit, in any way whatsoever, the Bank's right to demand that the Guarantor make settlement in respect of all of the remaining amounts which are and/or shall be due to the Bank from the Company in respect

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 20 of 21

          of and/or in connection with the commissions, the Additional Amounts and the remaining credits, which are mentioned in the Supplement and/or in the Additional Supplement and/or in any other document which has been and/or shall be signed by the Clients in connection with the Credits and/or the additional Credit, and the Bank shall be entitled to demand that the Guarantor, in accordance with the aforementioned Guarantee, make settlement of all of the aforementioned amounts which are and/or shall be due to it from the Company, without any limitation or condition, as set forth above.

2. In addition to that set forth in the Guarantee Document, and without derogating, in any way whatsoever, from the duties and obligations of the Guarantor pursuant to the Guarantee Document, the Guarantor hereby declares and undertakes vis-a-vis the Bank as follows:

     2.1 Until the full repayment of the Company's debts and obligations to the Bank, to ensure that any consideration which shall be paid in respect of the sale or any other disposition of any substantive business asset which is owned by the Guarantor - whether by the Guarantor alone or together with others, whether directly or indirectly, including by means of a corporation, and inclusive of any business asset in respect thereof the consideration exceeds an amount equivalent to 5 million United States dollars - shall be transferred to the Guarantor subject to the pre-existing rights of any third party, and shall be deposited by the Guarantor, immediately upon payment thereof and free of any third party rights, as a deposit in the name of the Company at the Bank, and said deposit shall be encumbered in favor of the Bank by means of a first-degree fixed charge, to secure all of the Company's debts and obligations to the Bank. The monies in the deposit shall be used solely and exclusively for the repayment of the Company's debts and obligations to the Bank, on the due dates thereof, and/or for the purpose of implementing early repayment pursuant to the terms which shall have been agreed between the Bank and the Company.

          For this purpose, "Business Asset" shall refer to any asset of any type and kind, including real estate, goods and chattels, and rights of any type and kind, including securities and immaterial rights, as well as cash and cash equivalents of any type and kind, and including any activity by a corporation, but exclusive of private assets belonging to the Guarantor, such as a residence and vehicles of any type and kind (including sailing vehicles) which serve the Guarantor personally, and marketable securities in companies which are not under the control of the Guarantor.

          For this purpose, in the event of any contradiction between that set forth in the Supplement and that set forth in this document, that set forth in this document shall prevail.

     2.2 To preclude all doubt, it is hereby clarified that this Section 2 shall not derogate from that set forth in the Guarantee Document, and the Bank shall be entitled to act against the Guarantor as it shall see fit and to take possession of all of his assets.

3. The Guarantor is aware that, as at the date of signature of this document, the ratio between A and D is 0.63, and therefore, in view of that set forth in Sections 1.2 and 1.2.2 above, the Bank has also become entitled to demand from the guarantor amounts which are and/or shall be due to the Bank from the Company in respect of the principal of the Aforementioned Credit and in respect of the principal of the Special Additional Credit, as set forth in Section 1.2.2 above. Moreover, the Guarantor is aware that the act of making available the Additional Credit by the Bank and/or of refraining to take action by the Bank against the Company and/or the Guarantor in respect of the aforementioned ratio does not constitute consent to non-compliance with any of the terms of the

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 21 of 21

     Credit Agreement, as this is defined in the Supplement, and/or of the terms of the Additional Credit Agreement, as this is defined in the Additional Supplement, and does not constitute a waiver of any of the Bank's rights pursuant to the aforementioned Credit Agreement and/or the aforementioned Additional Credit Agreement and/or under any law.

4. This document replaces the appendix to the document of perpetual guarantee, unlimited in amount, which was signed on April 25, 2002 by Mr. Yosef Maiman to secure all of the debts and obligations of Y.M. Noy Investments Ltd. to the Bank.

In witness whereof the Guarantor has affixed his signature, this day, January 9, 2003.

/s/ Yosef Maiman
---------------------
Yosef Maiman